UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission file number 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor, 27 Soho Square

London, W1D-3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Share Purchase Agreement

On February 5, 2026, Genius Sports Limited (the “Company” or “Genius”), Lion Bidco Limited, a wholly-owned subsidiary of Genius (the “Buyer”), Epos Capital Ltd (the “Seller”), Nicholas Kisberg (together with the Seller, the “Seller Parties”) and Zeal Ltd (“Legend”) entered into a Share Purchase Agreement (the “Agreement”) pursuant to which the Buyer has agreed to acquire the entire issued share capital of Legend (the “Transaction”).

Pursuant to the terms of the Agreement and subject to the satisfaction or waiver of certain conditions set forth in the Agreement, the aggregate consideration (the “Transaction Consideration”) payable by the Buyer to the Seller shall consist of:

•

$800,000,000 to be paid solely in cash at the closing of the Transaction (the “Closing”), subject to certain customary adjustments related to cash, indebtedness and other debt-like items, working capital and phantom-based awards and options granted under the Zeal Ltd Global Long Term Incentive Plan (the “Legend LTIP”);

•

a number of ordinary shares, par value $0.01 (“Ordinary Shares”), of the Company to be issued at Closing equal to $100,000,000 divided by the 30 trading-day volume weighted average of the per share trading price of Ordinary Shares (“30-Day VWAP”) ending on (and including) the trading day immediately prior to the date of the Agreement (the “Signing VWAP,” and such shares, the “Completion Stock”);

•

up to $300,000,000, payable in two tranches, each of up to $150,000,000, subject to certain adjustments related to phantom-based awards and options granted under the Legend LTIP, in earn-out consideration to be paid in cash or Ordinary Shares (such shares (if issued), the “Tranche 1 Earn-Out Stock” and “Tranche 2 Earn-Out Stock,” respectively, and, together with the Completion Stock, the “Consideration Stock”), at the Buyer’s election, following the first and second anniversaries of Closing; provided that certain performance targets for Legend and its subsidiaries in respect of each such 12-month period, respectively, are achieved and the issuance of Tranche 1 Earn-Out Stock and Tranche 2 Earn-Out Stock is not required to be postponed or accelerated in accordance with the terms of the Agreement. If elected by the Buyer to be paid in shares, the Tranche 1 Earn-Out Stock and the Tranche 2 Earn-Out Stock will be determined based on the 30-day VWAP ending on (and including) the trading day immediately prior to the date on which the relevant stock is issued.

The payment of the Transaction Consideration is subject to the terms and conditions of, and further adjustments as set forth in, the Agreement. The Consideration Stock will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements provided by Section 4(a)(2) and Regulation D of the Securities Act.

The completion of the Transaction is subject to the satisfaction of customary closing conditions, including, among other things, the expiration or termination of the waiting period pursuant to the Hart-Scott Rodino Act (the “Closing Conditions”). The Company expects the Transaction to close in the first half of 2026.

The Agreement contains customary representations, warranties, covenants and other obligations and rights of the parties thereto. The parties to the Agreement have also agreed to various customary covenants and agreements, including, among others, for Legend to conduct, subject to certain exceptions, its business in the ordinary course consistent with past practice during the period between the execution of the Agreement and Closing. In addition, the Seller Parties have agreed that so long as the Seller Parties or any other entity under common control with the Seller beneficially owns any shares of the Company, such persons shall vote any voting securities beneficially owned by them in accordance with the recommendation of the board of directors of the Company.

The Agreement may be terminated under certain circumstances, including, but not limited to, if the Closing Conditions are not all satisfied or waived by 11:59 p.m. (London time) on the date falling nine months after the date of the Agreement or such later time and date as may be agreed in writing between the Seller and the Buyer.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, a copy of which will be filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

Lock-Up Agreement

Pursuant to and as a condition to closing the transactions under the Agreement, the parties have agreed that, at the Closing, the Company, Buyer and the Seller Parties will enter into a Lock-Up and Orderly Sell-Down Agreement (the “Lock-Up Agreement”). Under the terms of the Lock-Up Agreement, the Seller Parties will, among other obligations, be subject to a lock-up with respect to the Consideration Stock, pursuant to which, subject to certain exceptions, the Seller Parties may not sell, pledge, lend or otherwise transfer the Consideration Stock for a duration of six-months from the date of issuance of each tranche of Consideration Stock.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Lock-Up Agreement, the form of which will be filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

Financing Commitment

On February 5, 2026, in connection with the execution of the Agreement, the Company entered into a commitment letter with Goldman Sachs Bank USA, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide, subject to the satisfaction of customary closing conditions, a senior secured term loan facility in an amount up to $850 million and senior secured revolving credit facility in an amount up to $220 million, in an aggregate principal amount of up to $1.07 billion.

Press Release

On February 5, 2026 the Company issued a press release announcing the Transaction, certain preliminary unaudited estimates of financial results for the fiscal year ended December 31, 2025 and the Company’s updated financial outlook. A copy of the press release is attached hereto as Exhibit 99.1. Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act. The information contained in this Form 6-K, but excluding Exhibit 99.1, is incorporated by reference into the Company’s registration statements on Form F-3 (No. 333-265466), Form F-3ASR (No. 333-279227) and Form S-8 (Nos. 333-264254, 333-266904, 333-269093 and 333-285829).

Forward-Looking Statements

This report contains forward-looking statements as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements, including but not limited to statements relating to the closing timeline of the proposed acquisition and the results of the combined company, the preliminary estimates of financial results and our updated financial outlook. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Although the Company believes that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: financial closing procedures, final adjustments, and other developments; the occurrence of any event, change or other circumstances that could give rise to the right of one or more of the parties to terminate the Agreement; the outcome of any legal proceedings related to the proposed Transaction or otherwise, including the risk of shareholder litigation in connection with the proposed Transaction, including resulting expense or delay; the ability of the Company and/or Legend to successfully manage legal, tax and regulatory risks in connection with their respective business or relating to the Transaction; the ability to obtain regulatory approvals and meet other closing conditions to the Transaction on a timely basis or at all, including the risk that regulatory approvals required for the Transaction are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the

Company following the Transaction or the expected benefits of the Transaction; risks related to the financing in connection with the Transaction; difficulties and delays in integrating Legend’s business into that of the Company’s business; failing to fully realize anticipated cost savings and other anticipated benefits of the Transaction when expected or at all; business disruptions from the proposed Transaction that will harm the Company’s or Legend’s businesses, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the ability of the Company or Legend to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the ordinary shares of the Company following the Transaction, including the dilution caused by the Company’s issuance of additional shares as Consideration Stock; the continued availability of capital and financing following the Transaction; the effects of global economic, political, market, and social events or other conditions; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; and other factors included under the heading “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents to which we refer readers in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

EXHIBITS

Exhibit No.	Description

99.1	Press Release, dated February 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: February 5, 2026	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer